February 21, 2008

Mail Stop 4563

By U.S. Mail and facsimile to (301) 978-8471

Robert Greifeld
President and Chief Executive Officer
NASDAQ Stock Market, Inc.
One Liberty Plaza
New York, New York 10006

> **Re:** **NASDAQ Stock Market, Inc.**
> **Definitive 14A**
> **Filed April 20, 2007**
> **File No. 00-32651**

Dear Mr. Greifeld:

We have reviewed your February 8, 2008 response to our comments of January 14, 2008.   Without more detail, we cannot agree or disagree with your conclusion that there is a sufficient basis to exclude the Business Unit Strategic Measures. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings.   We do not have any further comments on your filing.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3419.

Sincerely,

Christian N. Windsor
Special Counsel